UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Insituform Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
457667103
(CUSIP Number)
October 23, 2008
Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☑   Rule 13d-1(c)
☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457667103	13G	Page	2	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ireland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		720,252 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		720,252 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	720,252 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.5% as of 10/23/08 (based on 27,940,919 shares of Common Stock issued and outstanding as of 7/24/08, per Form 10-Q dated 7/29/08)

12	TYPE OF REPORTING PERSON

	IA

CUSIP No.	457667103	13G	Page	3	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Group NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		720,252 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		720,252 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	720,252 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.5% as of 10/23/08 (based on 27,940,919 shares of Common Stock issued and outstanding as of 7/24/08, per Form 10-Q dated 7/29/08)

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	457667103	13G	Page	4	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Asset Management NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		720,252 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		720,252 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	720,252 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.5% as of 10/23/08 (based on 27,940,919 shares of Common Stock issued and outstanding as of 7/24/08, per Form 10-Q dated 7/29/08)

12	TYPE OF REPORTING PERSON

	IA/HC

CUSIP No.	457667103	13G	Page	5	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Bank NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		720,252 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		720,252 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	720,252 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.5% as of 10/23/08 (based on 27,940,919 shares of Common Stock issued and outstanding as of 7/24/08, per Form 10-Q dated 7/29/08)

12	TYPE OF REPORTING PERSON

	BK/HC

CUSIP No.	457667103	13G	Page	6	of	11
Item 1(a) Name of Issuer: Insituform Technologies, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
17988 Edison Avenue
Chesterfield, MO 63005
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
KBC Asset Management Ltd.
Joshua Dawson House
Dawson Street
Dublin 2
Ireland
KBC Group NV
Havenlaan 2
1080 Brussels
Belgium
KBC Asset Management NV
Havenlaan 2,
1080 Brussels
Belgium
KBC Bank NV
Havenlaan 2,
1080 Brussels
Belgium
2(d) Title of Class of Securities:
Common Stock, par value $0.01 per share
2(e) CUSIP Number: 457667103
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No.	457667103	13G	Page	7	of	11

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. : ☑
Item 4 Ownership:
     (a) Amount beneficially owned:
     Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
     (b) Percent of Class:
     Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
     (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
          Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
          (ii) shared power to vote or to direct the vote:
          Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
          (iii) sole power to dispose or to direct the disposition of:
          Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

CUSIP No.	457667103	13G	Page	8	of	11
          (iv) shared power to dispose or to direct the disposition of:
          Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5 Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
     Not Applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
     Not Applicable.
Item 8 Identification and Classification of Members of the Group:
     Not Applicable.
Item 9 Notice of Dissolution of Group:
     Not Applicable.
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	457667103	13G	Page	9	of	11
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 28th day of October, 2008.

KBC Group NV		KBC Asset Management NV

By:	/s/ Noel O’Halloran	By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran	Name:	Noel O’Halloran
Its:	Executive Director and Chief Investment Officer of KBC Asset Management Ltd.	Its:	Executive Director and Chief Investment Officer of KBC Asset Management Ltd.

KBC Asset Management Ltd.		KBC Bank NV

By:	/s/ Noel O’Halloran	By:	/s/ Noel O’Halloran

Name:	Noel O’Halloran	Name:	Noel O’Halloran
Its:	Executive Director and Chief Investment Officer	Its:	Executive Director and Chief Investment Officer of KBC Asset Management Ltd.

CUSIP No.	457667103	13G	Page	10	of	11
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Declaration Granting Officer Authority